SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number:  333-218711

TRANSCANADA CORPORATION

(Translation of Registrant’s Name into English)

450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                                                                                                                                                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following documents are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into Registration Statement on Form F-10 (File No. 333-218711) of TransCanada Corporation:

99.1.                     Equity Distribution Agreement, dated as of June 26, 2017, among TransCanada Corporation, TD Securities Inc., TD Securities (USA) LLC, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities LLC

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA CORPORATION

Date: June 26, 2017

	By:	/s/ Christine R. Johnston
		Name:	Christine R. Johnston
		Title:	Vice President, Law and Corporate Secretary

EXHIBIT INDEX

99.1                        Equity Distribution Agreement, dated as of June 26, 2017, among TransCanada Corporation, TD Securities Inc., TD Securities (USA) LLC, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities LLC